Exhibit 99.2

ROUMELL ASSET MANAGEMENT, LLC
2 Wisconsin Circle, Suite 640
Chevy Chase, MD 20815

December 18, 2020

BY EMAIL AND OVERNIGHT DELIVERY

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

Attn:  Timothy Hoeffner

Re:	Demand to Inspect Books and Records of Enzo Biochem, Inc. Pursuant to Section 624(b) of the New York Business Corporation Law

Dear Mr. Hoeffner:

I am writing in response to your letter, dated December 15, 2020 (the “Response Letter”) and attached as Appendix A hereto, in which you ostensibly rejected our rightful demand for certain books and records for the purpose of enabling Roumell Asset Management, LLC (“Roumell”) to communicate with shareholders of Enzo Biochem, Inc., a New York corporation (the “Company”), in connection with the election of directors at the upcoming 2020 annual meeting of shareholders (the “Annual Meeting”), as set forth in its initial demand delivered to the Company on December 8, 2020 (the “Demand Letter”). Roumell strongly reiterates its demand, which not only serves shareholders’ best interest but is also integral to the proper maintenance of shareholder democracy. To say that the substance of your Response Letter surprised us would be an understatement, as we believed such conduct to be outside the scope of even the most entrenched boards of directors.

We do not use the term “lies” loosely, but in our estimation your claims that the materials requested are “not relevant or necessary to the stated purpose of ‘communicating with the Company’s shareholders in connection with the election of directors’” and that courts “routinely reject as improper” similar requests certainly qualify as lies. Each of the materials requested in the Demand Letter is demonstrably “reasonably related to advancement of [the] shareholder’s proper purpose,”1 namely, to allow Roumell to communicate with shareholders of the Company in connection with the Annual Meeting. To make the analysis simpler for you: If we don’t know who the shareholders are and who ultimately holds the power to instruct voting decisions, we cannot possibly communicate with shareholders to effect any change in the Company’s leadership. Though such a circumstance may be exactly your goal, we will not accept it. Further, the case cited in your Response Letter to support your actions does not address instances where, as here, a record shareholder has requested shareholder lists and related materials in the context of a proxy

[1]	Dwyer v. DiNardo & Metschl, P.C., 41 A.D.3d 1177, 1179 (4th Dep’t 2007].

contest.2 To eliminate any confusion or lack of comprehension the Company might have, we have included in Appendix B an explanation of how each item we requested is needed to specifically effect the proper purpose stated in the Demand Letter.

We are of the firm conviction that no reasonable shareholder could see your actions as anything other than yet another effort by the Company to deny Roumell’s rights as a shareholder. It is not lost on us that your behavior, though indefensible, is consistent with your failure to announce the nomination deadline for the Annual Meeting until it had already passed, and your subsequent rejection of our timely nomination notice. In this context, your requirement that Roumell sign a Non-Disclosure Agreement (the “NDA”) prior to the Company considering providing any of the Demand Letter information should have been expected. We have not found any evidence that this NDA “requirement” exists under New York law, which allows us to see it for what we deem it must be—a blatant entrenchment delay tactic.3 In fact, as opposed to finding legal support for your position on the NDA, we found that Section 624(b) of the New York Business Corporations Law (the “BCL”) specifically entitles shareholders to a record of shareholders, including, as is well-established under New York case law,4 those materials requested in the Demand Letter.

We have been plain-spoken, clear and transparent. The only reasons we requested information from the Company are to communicate with fellow shareholders in connection with the upcoming Annual Meeting and to effect change in the Company’s leadership that would result in greater respect for shareholders’ rights and the better serving of shareholders’ interests. We have

[2]	Instead, this case deals with the valuation of stock to be sold by the demanding shareholder (Tatko v. Tatko Bros. Slate Co., Inc., 173 A.D.2d 917 (3d Dep’t 1991)). The only other case cited by the Company in this regard is Matter of Beryl v. U.S. Smelting Co, a decision dating back to 1962, before many of the materials requested in the Demand Letter were readily accessible in electronic format, and before enactment of the NOBO-OBO rules by the Securities and Exchange Commission in the 1980’s.
[3]	But for a single case readily distinguishable from the present circumstances, we found no cases under New York law which reference a confidentiality agreement in connection with a request for access to shareholder lists and related materials. In In re Casaci, 831 N.Y.S. 2d 352 (N.Y. Sup. 2006), the court directed the corporation to provide the petitioner with documents related to valuation subject to execution of a confidentiality agreement where the petitioner “may have worked” for a competitor of the corporation for a period of time. No comparable grounds exist for requiring such a confidentiality agreement here: Roumell is not requesting the records for purposes of valuation of its holdings in the Company, nor has it or any of its affiliates ever worked for a competitor of the Company.
[4]	Section 624(b) of the BCL “is to be liberally construed so as to facilitate communication among shareholders on issues respecting corporate affairs.” Bohrer v. International Banknote Co., 150 A.D.2d 196, 196 – 197 (1st Dep’t 1989) In this regard, “[t]he statute seeks, to the extent possible, to place shareholders on an equal footing with management in obtaining access to shareholders” and an order that would “leave respondent’s management with exclusive access to materials necessary to expeditiously locate and communicate with respondent’s shareholders in [an] upcoming proxy battle” would not comport with the statute’s language or purpose. Id. (granting access to (1) shareholder list, (2) NOBO list, (3) CEDE breakdown or any similar listing of holders of shares by nominees for the beneficial owners thereof, (4) magnetic computer tapes listing the common shareholders and preference shareholders, showing the name, address, and number of shares held by them, and such computer processing data as is necessary to make use of the tapes and printouts of said tapes; and (5) daily transfer sheets); see also Goldstein v. Acropolis Gardens Realty Corp., 116 A.D.3d 776, 777 (2nd Dep’t 2014) (holding that “the petitioner satisfied the Requirements of Business Law § 624(b) and is, therefore, entitled to a list of shareholders and their mailing addresses”).

no hidden agenda. Please do not attribute to us duplicitous intentions similar to those many shareholders may attribute to you.5

Nevertheless and while maintaining our objections, to avoid any further delay in the granting of rights to which Roumell is entitled as a shareholder, Roumell has agreed to enter into the NDA, subject to certain minimal and reasonable changes. By executing the amended NDA, Roumell makes no concession with respect to (i) the validity of Roumell’s purpose in making the requests contained in the Demand Letter under Section 624(b) of the BCL, (ii) the sufficiency of the Demand Letter, or (iii) whether such an NDA is required or permissible for the Company to request as a condition to providing Roumell the records which it has lawfully requested and to which it is legally entitled. Roumell reserves all rights, including the right to withdraw, supplement or modify its demand at any time.

I have signed this letter on behalf of Roumell. We request that you return the Company’s executed counterpart to the NDA and a reasonable estimate of the expenses to be incurred in connection with the production of the materials requested in the Demand Letter no later than December 19, 2020 at 10:00 a.m. Eastern Time. Once received, we will wire the expenses as soon as possible thereafter and will expect to receive all requested materials no later than December 22, 2020. If you have any questions or wish to discuss any of the foregoing, please contact me via telephone at 410-244-7546.

We expect no further delays. We expect to be treated with the dignity befitting any shareholder, and we do not believe these expectations to be unreasonable.

If you have any questions or wish to discuss any of the foregoing, please contact me via telephone at 410-244-7546.

(Signature page follows)

[5]	Roumell expressly described the purpose of its demand in the Demand Letter stating, “[t]he purpose of this demand is to enable Roumell, on behalf of itself, its affiliates and the participants in its solicitation, to communicate with the Company’s shareholders in connection with the election of directors at the Annual Meeting and any other matters as may properly come before the Annual Meeting. Roumell has not within five years sold or offered for sale any list of shareholders of any corporation of any type or kind, whether or not formed under the laws of New York, or aided or abetted any person in procuring any such record of shareholders for any purpose.”

Very truly yours,

ROUMELL ASSET MANAGEMENT, LLC

By:	/s/ James C. Roumell
	Name:	James C. Roumell
	Title:	President

cc: Elazar Rabbani, Ph.D., at Enzo Biochem, Inc.

Signature Page to Response Letter

APPENDIX A

Letter Dated December 15, 2020

mwe.com Timothy Hoeffner Attorney at Law thoeffner@mwe.com +1 212 547 5595

December 15, 2020

VIA EMAIL AND OVERNIGHT DELIVERY

James C. Roumell

Roumell Asset Management, LLC

2 Wisconsin Circle, Suite 640

Chevy Chase, MD 20815

jroumell@roumellasset.com

Re:	Roumell Asset Management/Enzo Biochem, Inc.

Dear Mr. Roumell:

We write on behalf of Enzo Biochem, Inc. (“Enzo” or the “Company”). Enzo is in receipt of the letter from you on behalf of Roumell Asset Management, LLC (“Roumell”), dated December 8, 2020, in which Roumell demanded the inspection of books and records of Enzo (the “Demand”). For the reasons set forth below, we believe the Demand is improper in its scope.

New York Business Corporations Law (“NYBCL”) Section 624(b) is not intended to permit a fishing expedition. Rather, “it is limited to those documents which in…the situation requires be reviewed.” Dwyer v. DiNardo & Metschl, P.C., 41 A.D.3d 1177, 1179 (4th Dep’t 2007) (internal citations omitted) (holding that “because petitioner sought to verify respondent’s book value to determine the correct value of his shares, petitioner’s right of inspection should be limited to those books and records relevant and necessary to establish the book value of respondent’s stock”).

The Demand, however, contains an extensive list of document requests that are not relevant or necessary to the stated purpose of “communicating with the Company’s shareholders in connection with the election of directors.” (See Demand at 1-3.) For example, the Demand requests, “[a]ll information in the Company’s…possession…concerning the number, identity of, and shares held by the actual beneficial owners of the Common Stock” or “[a]ll information in, or that comes into the Company’s…possession… relating to the names of the non-objecting beneficial owners of the Common Stock….” Such requests are the very type of overly broad requests that courts routinely reject as improper when made as part of a books and records demand. See e.g., Tatko v. Tatko Bros. Slate Co., Inc., 173 A.D.2d 917 (3d Dep’t 1991) (holding that petitioner’s right of inspection should be limited to those books and records relevant and necessary to address the stated purpose); Beryl v. U.S. Smelting Ref. & Min. Co., 228 N.Y.S.2d 394, 396 (N.Y. Sup. Ct. 1962) (holding, in part, that where petitioner for inspection and discovery of corporate books sought not only an examination of the corporate books, ledgers, journals and cash books of corporation and its subsidiaries but also many other trivial documents, such request should be denied).

340 Madison Avenue New York NY 10173-1922 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

James C. Roumell

December 15, 2020

Finally, the Demand is also overbroad in timeframe, as many requests lack any temporal limitation. See Tatko, 173 A.D.2d at 919 (holding, in part, that the Supreme Court’s order granting inspection was too expansive in the absence of a temporal limitation in the shareholder’s demand).

For these reasons, the Demand is improper under New York law.

*        *         *

Without conceding that the Demand complies with Section 624 or states a proper purpose, the Company is willing to meet and confer with you to discuss in more detail the nature, basis and scope of Roumell’s demands, and to determine whether a reasonable accommodation might be reached. To the extent the Company is willing to make available to Roumell such information that a shareholder is entitled to inspect and copy, and that is in the Company’s possession, pursuant to Section 624, that willingness is subject to the following conditions:

1.	Roumell signs and returns to us the enclosed Confidentiality Agreement requiring Roumell and its affiliates and associates to protect the privacy interests of the Company’s shareholders.

2.	Roumell reimburses the Company in advance for its expenses incurred in connection with its production of the Demand Materials in accordance with Section 624. Such payment should be made by delivery of a certified check, made payable to the Company, to the Secretary of the Company at its principal executive offices. In the event additional Demand Materials are made available to Roumell, Roumell will be required to reimburse the Company for its reasonable expenses on an ongoing basis, as stated in the Demand.

3.	Roumell agrees that the Demand Materials will be utilized solely for the purpose set forth in the Demand.

The Company expressly reserves, and without waiving, any and all rights and defenses that the Company may have with respect to the Demand and any further requests or actions of Roumell. Nothing herein should be construed as an admission that the Demand complies with New York law.

Should you have questions regarding the foregoing, please contact me at (212) 547-5595.

Sincerely,

/s/ Timothy E. Hoeffner
Timothy E. Hoeffner

APPENDIX B

1.	Demand: A complete record or list of the holders of the Common Stock, certified by the Company’s transfer agent(s) and/or registrar(s), showing the name, address and number of shares registered in the name of each such holder as of the date hereof and as of any record date established or to be established for the 2020 annual meeting of shareholders of the Company and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”) or any other meeting of shareholders held in lieu thereof (the date hereof and any such record date, the “Determination Date”)
○	Purpose: Such a list will enable Roumell to ascertain the identity and ownership of the Company’s registered shareholders as of the appropriate record date in order to communicate with such shareholders in connection with the election of directors and any other matters as may properly come before the Annual Meeting.
2.	Demand: A cd-rom or other electronic medium containing the holders of the Common Stock as of the Determination Date, showing the name, address and number of shares registered in the name of each such holder, together with such computer processing data as is necessary for Roumell to make use of such cd-rom or other electronic medium; and a hard copy printout of such cd-rom or other electronic medium for verification purposes
○	Purpose: Same as in (1) above, in the form of an electronic medium “freezing” the list as of the Determination Date such that it can be verified against the other records provided by the Company.
3.	Demand: A stop list or stop lists relating to shares of Common Stock of the Company and any additions to or deletions from such lists, together with any daily transfer sheets after the Determination Date.
○	Purpose: Since Roumell is seeking to communicate with shareholders of the Company in connection with the Annual Meeting, a list of shareholders who either have issued “stop transfer” orders or who have otherwise exited or reduced their investment in the Company (though they may be eligible to vote as of the Determination Date) would aid in Roumell’s understanding of the makeup of the Company’s current shareholder base and ability to prioritize communications to shareholders with current and active stakes in the Company.
4.	Demand: All information in the Company’s, its transfer agent’s or its proxy solicitor’s or any of their agents’ possession, or which can reasonably be obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, respondent banks, clearing agencies, voting trusts and their nominees or other nominees, concerning the number, identity of, and shares held by the actual beneficial owners of the Common Stock as of the Determination Date and as of the close of business of each Friday thereafter until the conclusion of the Annual Meeting, including an alphabetical breakdown of any holdings in the respective names of Cede & Co. and other similar depositories or nominees as well as any material request list provided by Broadridge Financial Solutions, Inc., INVeSHARE, Inc. or Mediant Communications LLC, and any omnibus proxies issued by such entities.
○	Purpose: In addition to obtaining as accurate a picture of the Company’s shareholder base as possible, obtaining the information stated above is clearly related to Roumell’s purpose of communicating with the voting shareholders of the Company, who will be providing instructions to these nominees given the contested nature of the Annual Meeting (as maintained by Roumell).

5.	Demand: All information in, or that comes into, the Company’s or its proxy solicitor’s or any of their agents’ possession or that can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners of the Common Stock in the format of a cd-rom, cartridge file or other electronic medium showing the name, address and number of shares registered in the name of each such owner together with such computer processing data as is necessary for Roumell to make use of such cd-rom, cartridge or other electronic medium; and a hard copy printout of such cd-rom, cartridge or other electronic medium for verification purposes (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-l of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from Broadridge Financial Solutions, Inc., INVeSHARE, Inc., Mediant Communications LLC, other such entities and custodian banks and the Company’s proxy solicitor)
○	Purpose: This would enable Roumell to have the same list the Company may have of its beneficial owners (i.e. shareholders with the ability to direct the voting decisions of the shares held in their respective names) who do not object to their identities being disclosed to the Company (commonly, the NOBO list). This will further Roumell’s purpose of communicating with shareholders who will likely direct the actual voting at the Annual Meeting and who are willing to be publicly identified by their investment in the Company.
6.	Demand: All “respondent bank” lists and omnibus proxies for such lists, pursuant to Rule 14b-2 of the Exchange Act
○	Purpose: In addition to the individual holders whose shares are held by nominees, the respondent bank lists and omnibus proxies provides information as to which nominee holders have released voting authority for the shares held in their nominee names. This furthers the purpose explained above of ensuring that Roumell will reach the holders who will actually direct the voting decisions for the relevant shares at the Annual Meeting.
7.	Demand: A list of shareholders of the Company who are participants in any Company employee stock ownership, stock purchase, stock option, retirement, restricted stock, incentive, profit sharing, dividend reinvestment or any similar plan in which voting of Common Stock under the plan is controlled, directly or indirectly, individually or collectively, by such plan’s participants, showing (i) the name and address of each such participant, (ii) the nature and amount of securities attributable to each such participant in any such plan, including the number of the underlying shares of Common Stock, and (iii) the method by which Roumell or its agents may communicate with each such participant, as well as the name, firm and phone number of the trustee or administrator of such plan, and a detailed explanation of the voting treatment not only of shares for which the trustee or administrator receives instructions from participants, but also shares for which either they do not receive instructions or shares which are outstanding in the plan but are unallocated to any participant.
○	Purpose: Such information will provide Roumell further insight into the Company’s shareholder base, reaching holders whose ownership may not be captured in a NOBO list or other record list. As the demand itself indicates, this would further Roumell’s purpose of communicating with those stockholders who will be providing voting instructions with respect to the shares beneficially held by them.

8.	Demand: A list of all holders of the Common Stock and respondent banks (and their email addresses) who have elected to receive electronic copies of proxy materials with respect to meetings of shareholders of the Company pursuant to Rule 14a-16(j)(2) of the Exchange Act
○	Purpose: This will serve the same purpose as that explained under (1)-(7) above, and to ensure that Roumell uses the appropriate methods of communication (physical mail, email, telephone) for reaching out to the Company’s shareholders regarding matters to be brought before the Annual Meeting.
9.	Demand: A correct and complete copy of the certificate of incorporation and bylaws of the Company, including any amendments thereto
○	Purpose: Given the ongoing disagreement between Roumell and the Company with respect to Roumell’s nomination notice and the process for nominations/proposals as outlined in the Company’s organizational documents, this will help to ensure that all parties are operating under identical documents which represent the Company’s official record of its governing documents going forward.